CLASS A PARTICIPATING SHARES
PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON THE 10TH DAY OF DECEMBER, 2002

     The undersigned holder of Class A Participating Shares of Corus Entertainment Inc. (the “Corporation’’) hereby appoints Heather A. Shaw of Calgary, Alberta, or failing her, John M. Cassaday of Toronto, Ontario, or instead of either of the foregoing,                                of                                as the nominee of the undersigned to attend and act for the undersigned at the Annual Meeting of Shareholders of the Corporation to be held on Tuesday the 10th day of December, 2002 at 11:00 a.m. (Calgary time) and at any adjournment or postponement thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the said meeting, and adjournments or postponements thereof; and without limiting the general authorization and powers hereby given, that the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1.	VOTED FOR ☐ VOTED AGAINST ☐ the adoption of a resolution to fix the number of directors to be elected at the meeting at 12;

2.	VOTED FOR ☐ WITHHELD FROM VOTING ☐ the adoption of a resolution in respect of the election as directors of the persons named in the Management Information Circular; and

3.	VOTED FOR ☐ WITHHELD FROM VOTING ☐

the adoption of a resolution in respect of the appointment of Ernst & Young LLP as auditors of the Corporation and the authorization of the directors to fix the remuneration of such auditors; and

4.	VOTED FOR ☐ VOTED AGAINST ☐

the adoption of a resolution to amend the stock option plan of the Corporation to increase the maximum number of Class B Non-Voting Participating Shares of the Corporation that may be reserved for issuance pursuant to the stock option plan from 2,852,670 to 4,084,642.

Unless otherwise indicated above, this proxy is to be voted for each of the resolutions and in respect of the election of directors and the appointment of the auditors referred to above. If any amendments or variations to matters identiÑed in the notice of meeting are proposed at the meeting or if any other matters properly come before the meeting, discretionary authority is hereby conferred with respect thereto.

DATED the                                day of                               , 2002.

Signature of Holder of Class A Participating Shares

Notes:

1.	This form of proxy is for use of holders of Class A Participating Shares only.

2.	This proxy is solicited on behalf of the management of the Corporation.

3.	A holder of Class A Participating Shares has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the holder of Class A Participating Shares may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.

4.	This form of proxy should be dated and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by the holder of Class A Participating Shares.

5.	In order for this proxy to be effective, it must be deposited at the offices of CIBC Mellon Trust Company, 200 Queen’s Quay, Unit 6, Toronto, Ontario M5A 4K9, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the meeting or any adjournment thereof.

6.	If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted or withheld from voting as directed by the holder of Class A Participating Shares, but if no direction is made, they will be voted in favour of the above matters. If the holder of Class A Participating Shares specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.